Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Stantec Inc. (“Stantec” or the “Company”)

10160 – 112th Street

Edmonton, AB T5K 2L6

2.	Date of Material Change:

June 21, 2017

3.	News Release:

A news release was issued by Stantec and disseminated through the facilities of a recognized newswire service on June 21, 2017.

4.	Summary of Material Change:

Stantec announced the retirement of Bob Gomes as chief executive officer as of December 31, 2017 and that Gord Johnston would assume the role of president and chief executive officer as of January 1, 2018.

5.	Full Description of Material Change:

5.1 Full Description of Material Change:

Following a successful eight-year tenure as the Company’s president and chief executive officer, Bob Gomes will retire at year’s end, effective December 31, 2017. The firm also announced that Gord Johnston, executive vice president of Stantec’s Infrastructure business operating unit, was selected by the board of directors to assume the role of president and chief executive officer, effective January 1, 2018. Johnston has more than 30 years of industry leadership experience, including more than 20 years with Stantec. He has also played an active role in helping guide the Company’s Strategic Plan over the past nine years.

5.2 Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7.	Omitted Information:

No information has been omitted on the basis that is confidential information.

8.	Executive Officer:

The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

Paul J. D. Alpern

Senior Vice President, Secretary and General Counsel

Stantec Inc.

10160 – 112th Street

Edmonton, AB T5K 2L6

(780) 917-7022

9.	Date of Report:

June 22, 2017.